FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                           17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940

1.   Name and Address of Reporting Person
Meteor Technology plc
 (Last)                         (First)                      (Middle)
Watson House, 54 Baker Street
(Street)
London                         England                 W1M 1DJ

City)                                                          (State)
(Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML

3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/97

5.  If Amendment,
     Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer  (Check all applicable)

        __Director                     _____10% Owner
     _____Officer (give title below)    _____Other (specify  below)

Could be deemed to be part of a group
________________________

Table 1 - New-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4 and 5)

5.   Amount of Securities  Beneficially Owned at End of  Month (Instr. 3 and 4)
                80,960 (D)
               114,366 (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
             80,960 (D)
               114,366 (I)





7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                               Amount or Number of Shares
 Common Shares      379,375


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at End  of  Month
  (Instr. 4)
                                      379,375     (I)


10.  Ownership Form of Derivative Security: Direct  (D) or  Indirect (I) (Instr.
4)
                              379,375     (I)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.

Explanation of Responses: The reporting person owns 80,960 common shares of the Issuer. A director of the reporting person, Mr. Wettreich, is a director of Alexander Mark Capital, Ltd. ("AMC") which owns AM Investments, Ltd. which owns 57,633 common shares of the Issuer and Alexander Mark Securities, Ltd. which owns 2,733 common shares of the Issuer. Mr. Wettreich individually owns 11,250 shares of the Issuer and options to purchase 300,000 common shares of the Issuer. Mr. Wettreich and his wife and children own all the outstanding shares of AMC. Mrs. Wettreich and her children own all the outstanding shares of Wettreich Financial Consultants, Inc. ("WFC") which owns 25,000 common shares of the Issuer. Mr. Wettreich is a director of Forme Capital, Inc. ("FORME") which owns 16,250 common shares of the Issuer. Jeanette Fitzgerald is a director of WFC, FORME and the reporting person and individually owns 1,500 common shares and options to purchase 79,375 shares of the Issuer. The reporting person disclaims any beneficial ownership in any shares not directly owned by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding